UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
APRIL 16, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Sportsman's Warehouse Holdings, Inc.

File No. 333-194421 – CF#30501

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Sportsman's Warehouse Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 7, 2014.

Based on representations by Sportsman's Warehouse Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), or personal privacy interests under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through August 20, 2019
Exhibit 10.2	through August 20, 2019
Exhibit 10.3	through August 20, 2018
Exhibit 10.3.1	through August 20, 2018
Exhibit 10.3.2	through August 20, 2018
Exhibit 10.3.4	through August 20, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary